Exhibit (e)(27)

Excerpts from 2005
Proxy Statement

How are directors compensated?

     Base Compensation. Directors who are also employees of the Company receive no additional compensation for service as directors. Each non-employee director receives an annual fee of $40,000 for service as a director, plus $2,000 for each Board meeting attended. Each non-employee director also receives an annual fee of $5,000 for each committee on which he or she serves (other than the Nominating committee whose members receive no additional compensation), plus $2,000 for each committee meeting attended. A non-employee director serving as chair of the following committees receives the following amounts annually for service as chair of such committees: Audit - $20,000; Board Governance — $10,000; Management Development and Compensation — $10,000; Corporate Development — $5,000; Finance — $5,000; Pension — $5,000; and Executive — $5,000. The lead director, who presides at executive sessions of the Company’s non-management directors, receives an additional $25,000 annually. All fees are paid quarterly. All directors are reimbursed for travel, lodging and other expenses they incur related to attending Board and committee meetings.

     Each year, directors may elect to defer payment of their fees for that year until termination of their service as a director. Any such election must be made prior to that year’s annual stockholder meeting and must specify one of two payment options—lump sum or up to ten annual installments. Directors may elect either to have their deferred fees bear interest computed quarterly at the average prime rate for the quarter or to invest their deferred fees (in increments from 10% to 100%) in “phantom” shares of the Company’s Common Stock. Investments in phantom shares will be valued at the NYSE closing price of the Company’s Common Stock on the date non-deferred fees would be payable. Dividends will be credited to deferred phantom shares and will be reinvested in additional phantom shares at the NYSE closing price on the dividend payment date. Directors may change existing deferred compensation investments (from cash to phantom shares or vice versa) each quarter during prescribed window periods. Phantom shares will have no voting rights and may not be sold or transferred. Distributions from phantom shares will be valued at the NYSE closing price of the Company’s Common Stock on the last trading day before the payment date.

     Non-employee directors age 70 or older (or, with the approval of the Board Governance Committee, between the ages of 65 and 69) who joined the Board of Directors no later than the Company’s 2004 Annual Meeting of Stockholders and who have seven or more years of credited service as a director are entitled to receive upon retirement from the Board of Directors $20,000 annually for the remainder of his or her life, and his or her surviving spouse is entitled to receive $10,000 annually for the remainder of his or her life following such director’s death. Non-employee directors who joined the Board of Directors no later than the Company’s 2004 Annual Meeting of Stockholders and who retire at age 55 through 69 with three or more years of credited service are entitled to receive upon retirement $20,000 annually for a period of time equal to his or her period of credited service as a director and his or her surviving spouse is entitled to receive $10,000 annually for the balance of such period if the director dies before the end of such period. Those who join the Board of Directors after the Company’s 2004 Annual Meeting of Stockholders are not entitled these benefits.

     For 2004, Bertrand Collomb received a salary of $325,000 for serving as Chairman of the Board of the Company; Bernard Kasriel received a salary of $195,000 for serving as Vice Chairman of the Board; and John D. Redfern received a fee of Cdn. $36,400 for serving as the non-executive Chairman of the Board of our subsidiary, Lafarge Canada Inc. Mr. Redfern also received certain perquisites (club dues and company car) valued at less than $20,000 for his service as Chairman of Lafarge Canada Inc. In addition, Mr. Redfern and Mr. Murdoch each received from Lafarge Canada Inc. an annual fee of Cdn. $14,000 for serving as directors plus Cdn. $1,500 for each board or committee meeting he attended. Both are also reimbursed by Lafarge Canada Inc. for travel, lodging and other expenses they incur related to attending Lafarge Canada Inc. board and committee meetings.

     Options. Each non-employee director receives during February of each year an automatic grant of an option to purchase 1,000 shares of common stock. In February 2004, Marshall A. Cohen, Philippe P. Dauman, Bruno Lafont, Claudine B. Malone, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Michel Rose, Lawrence M. Tanenbaum and Gerald H. Taylor received grants under this plan. Each option permits the recipient to purchase shares at their fair market value on the date of grant, which was $41.86 in the case of options granted in February 2004.

     Blythe J. McGarvie and James M. Micali each automatically received a one-time grant of an option to purchase 5,000 shares of common stock upon their election to the Company’s Board of Directors in 2004. These options permit Ms. McGarvie and Mr. Micali to purchase shares at $43.99, their fair market value on the date of grant.

     Options granted to non-employee directors vest depending upon the director’s length of service at the time of grant. Options granted to directors who have served continuously for at least four years as of the date of grant are fully vested. Options granted to directors who have served continuously less than four years as of the date of grant vest 25% on such date for each year of the director’s prior continuous service through the date of grant and vest 25% on each subsequent anniversary of the director’s joining the Board.

Executive Compensation

     The Company’s executive compensation program, including stock-based compensation, is administered by the Management Development and Compensation Committee of the Board of Directors. All members of the Committee are independent directors. All decisions made by the Committee relating to the compensation of the Company’s executive officers are presented to, and are available for review by, the full Board. All decisions relating to stock options are made solely by the Committee.

Report on Executive Compensation

     The following is a report submitted by members of the Management Development and Compensation Committee, addressing the Company’s compensation policy as it related to the Company’s executive officers for fiscal 2004:

     The goal of the Company’s executive compensation policy is to ensure that an appropriate relationship exists between executive pay and the creation of stockholder value, while at the same time motivating and retaining key employees. To achieve this goal, the Company’s executive compensation policies integrate competitive levels of annual base compensation with bonuses based upon corporate performance and individual initiatives and performance. This annual cash compensation, together with the payment of equity-based, incentive compensation, is designed to attract and retain qualified executives and to ensure that such executives have a continuing stake in the long-term success of the Company. All executive officers and certain key managers participate in the Company’s incentive compensation plans.

     In 2004, the Company’s executive compensation program consisted primarily of (i) base salary adjusted from the prior year, (ii) a bonus opportunity, based upon the performance measurements described below and (iii) options granted under the Company’s 2002 Stock Option Plan.

     Base Salary. In establishing base salaries for executive officers of the Company, the Company participates in executive compensation surveys with other construction materials and cement companies in the United States and Canada, reviews market data of general industry companies of similar size, and utilizes information provided by several independent compensation consultants. The comparison group utilized by the Company for cash compensation matters generally includes industrial companies with annual sales in excess of $1 billion, which employ more than 1,000 full time employees, with a unionized labor force, and which have been profitable over the most recent two to three year period. Individual performance among the companies included in the comparison group is not separately evaluated.

     The Company annually sets base salary ranges with midpoints for each of its executives, including the President and Chief Executive Officer, at levels within the range of those persons holding comparably responsible positions at other companies in the Company’s comparison group. Such midpoints are established based upon a market pricing system designed to assign a value for each executive office, taking into account the various responsibilities and duties of the specific position. Due to the Company’s long-term approach to compensation and the cyclical nature of the Company’s business, historically a greater percentage of the annual compensation (base salary plus bonus) paid to executive officers has been represented by the salary component. The Company has a system that pays slightly higher base salaries and lower annual bonuses. However, the annual cash compensation targets for the Company’s executive officers have generally been set slightly below the median for annual cash compensation totals in the comparison group.

     Salaries for executive officers are reviewed by the Board’s Management Development and Compensation Committee in the first quarter of each year and may be increased at that time on the basis of the individual performance of the executive, as evaluated by senior management, the Company’s financial performance, and changes in competitive pay levels. An annual overall budget of salary increases for the year is prepared, based upon the Company’s expected financial performance and taking into consideration the expected pay increases, if any, indicated by the various industry surveys and information from various compensation consultants. The Committee then utilizes this budget in establishing salaries based upon management’s evaluation of each officer’s performance during the prior year. In 2004, in view of the Company’s long-term compensation objectives and the Company’s financial results, the budgeted salary increases were less than the projected salary increases for the comparison group utilized by the Company.

     The annual base salary of $550,000 for the President and Chief Executive Officer was established in accordance with the policies established for all executive officers and was 93% of the midpoint of the range utilized by the Company. The Chairman of the Board annually reviews the Chief Executive Officer’s performance and makes a salary recommendation which is acted upon by the Committee. The 2004 salaries of the other executive officers of the Company listed in the Summary Compensation Table (the “named executive officers”) ranged from approximately 89% to 107% of the midpoints established with respect to each of such positions.

     Annual Incentives. The Company has an annual bonus plan that provides for the payment of bonuses to certain executive officers and key managers contingent upon the achievement of certain financial targets and/or individual objectives. The bonus plan is intended to reward the accomplishment of corporate objectives, reflect the Company’s priority on maximizing earnings, and provide a fully competitive compensation package which will attract, reward and retain quality individuals. Under the plan, one-half of the total bonus opportunity for a participant is based upon the attainment of financially based Company performance objectives and one-half of the total bonus opportunity is based upon the achievement of individual objectives. If both the Company and individual performance objectives are attained or surpassed, participants will be eligible to receive maximum amounts ranging from 40% to 100% of their base salary, depending upon their position with the Company.

     Financially based performance objectives measure the Company’s performance for the year against certain economic value added criteria. Subjective performance criteria are used to evaluate each officer’s individual performance with respect to the individual objectives defined for such officer at the beginning of each year. Individual objectives may include the performance of a specific division or product line for which an officer is responsible, the reduction of Company or division expenses or debt, or other specific tasks or goals, and typically include a series of non-quantifiable objectives.

     Annual incentives are paid only upon the achievement of either financial performance objectives or individual performance objectives for the year. In light of the Company’s earnings performance, financial performance bonuses were paid with respect to 2004 in amounts ranging from 33.5% to 45.8% of the salaries of the Chief Executive Officer and the named executive officers. The individual performance bonuses paid to these persons with respect to 2004 were in the range of 31% to 44% of such salaries.

     Mr. Rollier’s total bonus amount was equal to approximately 88.4% of his 2004 salary. The Company performance objective on which a portion of such bonus was based was the achievement by the Company of economic value added targets specified by the Committee. The factors considered by the Committee in determining the portion of the bonus based on individual objectives included his leadership during the year with respect to (i) the Company’s significant improvement in operating results, (ii) corporate governance matters and building a strong executive team, (iii) progress in implementing customer orientation programs in cement and aggregates, concrete and asphalt operations and (iv) strategic growth initiatives and divestments.

     Long-Term Incentives. Long-term incentive awards strengthen the ability of the Company to attract, motivate and retain executives of superior capability and more closely align the interests of management with those of stockholders. Long-term awards granted in 2004 consisted of non-qualified stock options granted under the Company’s 2002 Stock Option Plan. Unlike cash, the value of a stock option will not be immediately realized. Stock options are granted with exercise prices equal to the prevailing market value of the Common Stock and will have value only if the Company’s stock price increases, resulting in a commensurate benefit for the Company’s stockholders. Generally, grants vest in equal amounts over four years. Executives generally must be employed by the Company or an affiliate of the Company at the time of vesting.

     The Committee considers on an annual basis the grant of options to executive officers and key managers. The number of options granted is generally based upon the position held by a participant and the Committee’s subjective evaluation of such participant’s contribution to the Company’s future growth and profitability. In accordance with the policy maintained by the Committee, the total number of options granted in 2004 under the Company’s stock option program represents approximately 1.7% of the approximately 75,000,000 outstanding shares of Common

Stock of the Company (including the Exchangeable Preference Shares of our subsidiary, Lafarge Canada Inc.). Generally, the grant of options is an annual determination, but the Committee may consider the size of past awards and the total amounts outstanding in making such a determination. For 2004, the Committee granted to Mr. Rollier an option to purchase 60,000 shares of the Company’s Common Stock based upon the foregoing factors.

     The Company has established a Long Term Cash Incentive Plan that is applicable to officers and key management personnel. This plan provides for payment of cash bonuses contingent upon the achievement of cumulative economic value added targets over a multi-year period. For the “named executive officers”, this plan can pay an award each year with maximums of 40% or 50% of their base salary based on cumulative results of the previous multi-year cycle. For the measurement period ending December 31, 2004, the named executives received awards ranging from 10.2% to 16.4% of their base salaries.

     The Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and stockholder interests. As performance goals are met or exceeded, resulting in increased value to stockholders, executives are rewarded commensurately. The Committee believes that compensation levels during 2004 adequately reflect the Company’s compensation goals and policies.

     Section 162(m) of the Internal Revenue Code generally limits the Company’s federal income tax deduction for compensation paid in a tax year to the Chief Executive Officer and four other most highly compensated executive officers to $1 million. The Company may deduct compensation above $1 million that is “performance-based” within the meaning of the Code. The Company has determined that amounts paid under the annual and long term bonus plans and stock options granted under the Company’s stock option plans qualify as “performance-based.”

February 4, 2005

Management Development and
Compensation Committee

Philippe P. Dauman, Chairman
Marshall A. Cohen
Blythe J. McGarvie
Bertin F. Nadeau
Gerald H. Taylor

Summary Compensation Table

     The following table sets forth information with respect to the Chief Executive Officer and the other four executive officers of the Company who were the most highly compensated for the year ended December 31, 2004 and who were serving as executive officers at year end.

						Long-Term Compensation
						# of
						Securities
	Annual Compensation					Underlying
Name and				Other Annual		Stock	LTIP	All Other
Principal Position	Year	Salary	Bonus	Compensation(1)		Options	Payouts	Compensation(2)
Philippe R. Rollier	2004	$550,000	$486,250	$44,510	(3)	60,000	$90,338	$58,470
President and Chief	2003	510,000	340,043	120,081		40,000		57,938
Executive Officer	2002	485,000	298,033			40,000		94,201

Dominique Calabrese	2004	363,000	233,990	20,922	(4)	30,000	36,881	8,784
Executive Vice President	2003	329,000	166,803	139,552		20,000		26,164
and President Eastern Aggregates,	2002	242,250	151,592			15,000		217,088
Concrete & Asphalt

Thomas G. Farrell	2004	360,833	245,902			30,000	37,592	205,211
Executive Vice President	2003	313,000	155,561			20,000		25,822
and President Western Aggregates,	2002	230,454	131,155			15,000		194,121
Concrete & Asphalt

Jean-Marc Lechene	2004	311,000	277,527	197,480	(5)	30,000	35,143
Executive Vice President	2003	302,000	148,101	142,925		20,000		5,993
and President — Cement	2002	292,400	144,504	60,463		20,000		96,588

Larry J. Waisanen	2004	385,000	261,030			25,000	50,589	199,588
Executive Vice President	2003	357,800	183,695			25,000		15,629
and Chief Financial	2002	340,000	160,344			30,000		16,518
Officer

(1)	Excludes perquisites and other benefits, unless the aggregate amount of such benefits exceeded the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for the named executive officer.

(2)	The amounts shown for 2004 include (a) $12,113 in contributions or allocations by the Company to each of Mr. Rollier’s, Mr. Farrell’s and Mr. Waisanen’s accounts under the Company’s Thrift Savings Plan and Thrift Savings Restoration Plan; (b) term life insurance premiums paid by the Company ($1,174 for Mr. Farrell and $1,963 for Mr. Waisanen); (c) interest that would have been payable by the executive on his interest free loan if the Company required interest to be paid ($46,357 for Mr. Rollier, $8,784 for Mr. Calabrese, and $3,757 for Mr. Farrell); and (d) relocation expenses paid by the Company ($188,167 for Mr. Farrell and $185,512 for Mr. Waisanen).

(3)	Includes $12,039 in U.S. residential real property tax and $32,471 reimbursed during the year for the payment of certain taxes for tax year 2003.

(4)	Includes $20,922 reimbursed during the year for the payment of certain taxes for tax year 2003.

(5)	Includes $8,063 for the use of a company car, $84,000 in housing related costs and $105,417 reimbursed during the year for the payment of certain taxes for tax years 2003.

Option Exercises and Year-End Values

     The following table shows information with respect to stock options exercised during 2004 and unexercised options to purchase the Company’s Common Stock granted to the Chief Executive Officer and the other named executive officers and held by them at December 31, 2004.

				Number of Securities		Value of Unexercised
	Shares			Underlying Unexercised		In-The-Money Options
	Acquired	Value		Options at December 31, 2004		at December 31, 2004(2)
Name	on Exercise	Realized (1)		Exercisable	Unexercisable	Exercisable	Unexercisable
Philippe R. Rollier	-0-	$-0-		59,000	120,000	$922,780	$1,591,500
Dominique Calabrese	20,000	529,254		37,500	52,500	563,825	683,475
Thomas G. Farrell	15,000	212,888	(3)	7,500	52,500	77,025	683,475
Jean-Marc Lechene	15,700	418,516		26,300	59,000	451,505	794,550
Larry J. Waisanen	11,600	195,802		100,900	65,000	2,025,582	927,300

(1)	Market value on exercise date minus option exercise price times number of options exercised.

(2)	Market value at year end ($51.32) of one share of the Company’s Common Stock minus option exercise price times number of options.

(3)	Mr. Farrell did not sell 726 of the shares he acquired upon exercise of his options.

Option Grants

     The following table shows information with respect to grants of stock options pursuant to the Company’s 2002 Stock Option Plan during 2004 to the Chief Executive Officer and the other named executive officers. No stock appreciation rights were granted in 2004.

	Number
	of Securities	Option Grants in Last Fiscal Year
	Underlying	Percentage of
	Options	Total Options			Grant Date
	Granted (1)	Granted to Employees	Exercise	Expiration	Present Value (2)
Name	(#)	in 2004	Price ($/sh)	Date	($)
Philippe R. Rollier	60,000	4.74%	$41.86	2/05/14	$724,200
Dominique Calabrese	30,000	2.37%	41.86	2/05/14	362,100
Thomas G. Farrell	30,000	2.37%	41.86	2/05/14	362,100
Jean-Marc Lechene	30,000	2.37%	41.86	2/05/14	362,100
Larry J. Waisanen	25,000	1.98%	41.86	2/05/14	301,750

(1)	All options expire ten years after the grant date and vest in annual 25% increments beginning one year after the grant date.

(2)	In accordance with Securities and Exchange Commission rules, we have used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon actual changes in the market price of the Company’s Common Stock during the applicable period.

Long-Term Incentive Plans – Awards in Last Fiscal Year

     The following table shows information with respect long-term incentive plan awards made to the Chief Executive Officer and the other named executive officers during 2004.

		Performance
		or Other	Estimated Future Payouts Under
	Number of	Period Until	Non-Stock Price-Based Plans(2)
	Shares, Units or	Maturation
Name	Other Rights(1)	or Payout	Threshold ($)	Maximum ($)(3)
Philippe R. Rollier	$90,338	3 Years	$-0-	$152,157
Dominique Calabrese	$36,881	3 Years	-0-	$80,344
Thomas G. Farrell	$37,592	3 Years	-0-	79,864
Jean-Marc Lechene	$35,143	3 Years	-0-	68,835
Larry J. Waisanen	$50,589

(1)	Awards identified in this table are made pursuant to the Company’s Long Term Cash Incentive Plan. These awards are performance-based cash awards that depend on attainment of certain economic value added performance objectives and are designed to reward recipients for regular performance over a trailing three year period in excess of target levels under the Company’s annual bonus plan. Awards for 2004 are based on 2003 and 2004 performance only. Future awards are to be based on trailing three years of performance. Award sizes are based upon a percentage of base salaries and vary depending upon the individual’s position and responsibilities.

(2)	There is no “target” for awards under the Long Term Cash Incentive Plan. Performance at the Company’s annual bonus plan “target” levels would yield no awards under the Long Term Cash Incentive Plan. The Chief Executive Officer could earn a maximum 50% payout of his annual salary over any given three year period under Long Term Cash Incentive Plan. The other named executive officers could earn a maximum 40% payout of their annual salaries over any given three year period under Long Term Cash Incentive Plan. Since Mr. Waisanen retired as chief financial officer of the Company on December 31, 2004, he is no longer eligible to receive awards under the Long Term Cash Incentive Plan.

(3)	The maximum amounts reported in this column represent the amounts to be paid for 2005 for performance in 2003, 2004 and 2005. These amounts are based on the annual salaries of the named executive officers reported in the Summary Compensation Table above, the actual performance criteria under the Long Term Cash Incentive Plan for 2003 and 2004 and the assumption that the maximum possible performance criteria would be met under the Long Term Cash Incentive Plan for 2005.

U.S. Retirement Plans

     The Company has a trusteed noncontributory defined benefit pension plan for salaried U.S. employees. The normal retirement age of participants is 65. The amount of retirement income available to participants under the plan is based upon the years of credited service and final average earnings, which is defined to be the average of the highest annual earnings (which includes salary, bonus and overtime payments) for any 60 consecutive months during the last 120 months of employment. The annual retirement income for each year of credited service is equal to 1.33% of the final average earnings. A participant’s accrued benefit under the plan is fully vested on the date on which such participant completes five years of service under the plan.

     Certain executives of the Company are participants in a supplemental executive retirement plan (the “U.S. SERP”) which supplements normal, early and deferred vested benefits under the Lafarge North America retirement plan. Except as described below, the U.S. SERP will not be funded in advance for payment of future benefits; the general assets of the Company are the source of funds for the U.S. SERP. Pursuant to the U.S. SERP, the annual retirement income for each year of credited service for selected executives will be increased from that stated above to 1.75% of final average earnings. Further, under the U.S. SERP, compensation in excess of the limit of $210,000 per year (as increased according to U.S. Internal Revenue Service rules) is taken into account for calculation of plan benefits. Mr. Farrell and Mr. Waisanen are participants in the U.S. SERP.

     In October 1996, the Company established a “rabbi” trust to fund U.S. SERP benefits upon a change of control of the Company or of Lafarge S.A. The trust will remain unfunded until a change in control is imminent, at which time the trust would become irrevocable and would be funded with cash sufficient to pay the benefits under the U.S. SERP. However, the trust would remain subject to claims of the Company’s creditors. The Board of Directors also adopted a resolution requiring the Company, in the event of a change of control, to make contributions to the Company’s retirement plan to the maximum extent allowable as a current deduction for federal income tax purposes.

     The table set forth below illustrates the amount of combined annual pension benefits payable under the Lafarge North America retirement plan and the U.S. SERP to participants in specified average annual earnings and years-of-service classifications.

U.S. Pension Plan Table

Five-Year
Average	Annual Pension
Annual	Covered Years of Service at Age 65
Earnings	15 years	20 years	25 years	30 years	35 years
$50,000	$13,125	$17,500	$21,875	$26,250	$30,625
100,000	26,250	35,000	43,750	52,500	61,250
150,000	39,375	52,500	65,625	78,750	91,875
200,000	52,500	70,000	87,500	105,000	122,500
250,000	65,625	87,500	109,375	131,250	153,125
300,000	78,750	105,000	131,250	157,500	183,750
350,000	91,875	122,500	153,125	183,750	214,375
400,000	105,000	140,000	175,000	210,000	245,000
450,000	118,125	157,500	196,875	236,250	275,625
500,000	131,250	175,000	218,750	262,500	306,250
550,000	144,375	192,500	240,625	288,750	336,875
600,000	157,500	210,000	262,500	315,000	367,500

     The years of service credited under the retirement plan and the U.S. SERP at March 1, 2005 to each individual named in the compensation table above who is a participant in the plans were as follows: Mr. Farrell — 14 years (retirement), 14 years (U.S. SERP) and Mr. Waisanen — 28 years (retirement), 28 years (U.S. SERP).

Canadian Retirement Plans

     The Company has several trusteed pension plans for Canadian employees. The salaried population is covered by a combination non-contributory defined benefit plan with a defined contribution plan. The executives are not required to contribute to these plans, but they can make optional contributions in order to increase their pension accruals, as noted below. The normal retirement age in all salaried pension plans is 65.

     The amount of retirement income available to participants under the salaried plans is based upon the years of credited service and final average earnings, which is defined to be the average of the highest annual earnings (which include salary, bonus and overtime pay) for any 60 consecutive months during the last 120 months of employment. Generally, a participant’s annual retirement income under the plans will equal a percentage of the participant’s final average earnings calculated by multiplying the participant’s years of credited service times 1.25%. Different pension formulas may apply for past service. Executives can elect to contribute 2% of their earnings in order to increase their pension accrual from 1.75% to 2.00%.

     In most cases, a participant’s accrued benefit under the plan is fully vested on the date on which such participant completes two years of service under the plan (vesting rules vary by province in Canada).

     Certain executives of the Company are participants in a supplemental executive retirement plan (the “Canadian SERP”) which supplements normal, early and deferred vested benefits under the Lafarge Canada Inc. retirement plans for salaried employees. The Canadian SERP provides for pension accruals that are in excess of the Income Tax Act (Canada) defined benefit pension limit. The Canadian SERP will not be funded in advance for payment of future benefits; the general assets of the Company are the source of funds for this plan. Mr. Calabrese is a member of the Canadian SERP.

     The table set forth below illustrates the amount of combined annual pension benefits payable under the Lafarge Canada Inc. retirement plans for salaried employees and the Canadian SERP to participants in specified average annual earnings and years-of-service classifications.

Canadian Pension Plan Table

Five-Year
Average	Annual Pension
Annual	Covered Years of Service at Age 65
Earnings	15 years	20 years	25 years	30 years	35 years
$50,000	$15,000	$20,000	$25,000	$30,000	$35,000
100,000	30,000	40,000	50,000	60,000	70,000
150,000	45,000	60,000	75,000	90,000	105,000
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
350,000	105,000	140,000	175,000	210,000	245,000
400,000	120,000	160,000	200,000	240,000	280,000
450,000	135,000	180,000	225,000	270,000	315,000
500,000	150,000	200,000	250,000	300,000	350,000
550,000	165,000	220,000	275,000	330,000	385,000
600,000	180,000	240,000	300,000	360,000	420,000

Note:	All amounts shown in the above table are in Canadian dollars and assume that the executive makes optional contributions (2% of pay, as described above)